UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-12680

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCG Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Haddonfield Road, Suite 210
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly A. Johnson	(217) 788-8538	kimberly.johnson@horacemann.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 W Mt Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCG Securities, Inc., as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE S. MURPHY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jun 12, 2024

Signature: [signature]

Title: Financial & Operations Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BCG SECURITIES, INC.

Financial Statements and Supplemental Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

BCG SECURITIES, INC.

Table of Contents



Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
BCG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCG Securities, Inc. as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCG Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCG Securities, Inc.'s management. Our responsibility is to express an opinion on BCG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BCG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Citrin Cooperman & Company, LLP

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of BCG Securities, Inc.'s financial statements. The supplemental information is the responsibility of BCG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as BCG Securities, Inc.'s auditor since 2018.
Livingston, New Jersey
February 28, 2022

BCG SECURITIES, INC.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	1,118,049
Due from clearing broker, including clearing deposit of $100,000		805,323
Commissions receivable		684,036
Dividend receivable		10
Current tax receivable		73,928
Indefinite lived intangible assets		823,966
Other intangible assets, net of accumulated amortization of $830,000		564,289
Deferred tax asset		1,643,668
Total assets	$	5,713,269

Liabilities and Stockholder's Equity

Liabilities		
Commissions payable	$	656,863
Accrued expenses		4,115
Due to related party		139,773
Income tax payable		6,670
Total liabilities		807,421
Stockholder's equity		
Common stock, $.25 par value; authorized 200,000 shares; issued 110,000 shares; outstanding 18,000 shares		27,500
Additional paid-in capital		12,880,400
Accumulated deficit		(7,735,152)
		5,172,748
92,000 shares of treasury stock at cost		(266,900)
Total stockholder's equity		4,905,848
Total liabilities and stockholder's equity	$	5,713,269

The accompanying notes are an integral part of these financial statements

3

BCG SECURITIES, INC.
Statement of Operations
For the year ended December 31, 2021

Revenues

Commissions	$	1,140,016
Selling and distribution fees		10,297,740
Other		24,382
		11,462,138

Costs and expenses

Commissions	8,527,849
Compensation and benefits	1,357,920
Clearing firm	314,660
Communications and IT	275,699
Facility and related costs	187,817
Subscription and training	2,332
Travel and entertainment	22,619
Professional fees	165,764
Regulatory	101,952
Amortization	77,869
Other	79,070
	11,113,551

Income before provision for income taxes	348,587
Provision for income taxes	79,243
Net income	$ 269,344

BCG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2021

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Shares	Treasury Stock	Total
Balance at January 1, 2021	18,000	$ 27,500	$ 12,880,400	$ (8,004,496)	92,000	$ (266,900)	$ 4,636,504
Net income	-	-	-	269,344	-	-	269,344
Balance at December 31, 2021	18,000	$ 27,500	$ 12,880,400	$ (7,735,152)	92,000	$ (266,900)	$ 4,905,848

The accompanying notes are an integral part of these financial statements

BCG SECURITIES, INC.
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities		
Net income	$	269,344
Adjustments to reconcile net income to net cash used in operating activities:		
Notes receivable forgiveness		53,332
Deferred tax asset		164,515
Amortization of other intangible assets		77,869
Changes in assets and liabilities:		
Due from clearing broker		(567,347)
Commissions receivable		(173,715)
Dividend receivable		(10)
Advances to registered representative		13,447
Prepaid expenses		10,000
Current tax receivable		(5,454)
Commissions payable		15,315
Accrued expenses		3,073
Due to related party		(618,199)
Net cash used in operating activities		(757,830)
Net decrease in cash and cash equivalents		(757,830)
Cash and cash equivalents, beginning of year		1,875,879
Cash and cash equivalents, end of year	$	1,118,049

The accompanying notes are an integral part of these financial statements

(1)   Description of Business

BCG Securities, Inc. (the "Company") was incorporated in September 1965, organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation (the "Parent") from Benefits Consultants Group, Inc. ("BCG").

The Company brokers securities transactions for investment mutual funds, customer 401(k) plans and individuals. The Company's customer base is mainly comprised of companies and individuals located in the Northeastern United States. The Company has a required net capital of $5,000 to support these activities. The Company operates under Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(ii) exemption, clearing all transactions on a fully disclosed basis.

(2)   Significant Accounting Policies

(a)   *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period. Actual results could differ from those estimates.

(b)   *Revenue Recognition*

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company recognizes revenue from contracts with customers for investment advisory fees and commission income and fees from sales of mutual funds and insurance products. Other sources of revenue are commissions from sales of equities, municipal bonds, and other securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company recognizes revenue from contracts as follows:

(a)   **Commission Revenues and Execution and Clearing Costs** – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial

instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

In its relationship with Pershing LLC, the clearing broker, the Company acts in an agent capacity, and therefore, commission revenue is recorded net of the commission expenses paid to registered representatives. In its relationship with other fund companies or product sponsors of the mutual fund products, the Company acts in a principal capacity, and therefore, commission revenue is recorded gross on the statement of operations. For other types of contracts, such as fixed and variable annuities and life products, the Company acts in an agent capacity, and therefore, commission revenue is recorded net of the commission expenses paid to registered representatives.

(b) **Selling and Distribution Fees** – The Company has entered into selling agreements with investment companies, mutual funds and insurance companies to offer the sale of their shares or products. The Company's compensation is established by the contract between the Company and the fund for which the Company is selling shares. Contracts may be structured with distribution fees that become determinative at different times, including upfront, over time, upon an investor's redemption, or a combination thereof. Upfront distribution fees are generally a fixed percentage of the share price. Compensation from ongoing 12b-1-1 fees is generally variable as the fees are contingent upon the net asset value (NAV). Historically, the Company receives an agreed-upon quarterly fee based on assets under management and a performance incentive fee. The ultimate amount of 12b-1 fees is dependent upon the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe it can overcome these constraints until the market value of the fund and the investor activity are known, usually monthly or quarterly. Therefore 12b-1 fees are recognized as revenue only when determinable.

The Company agrees to provide ongoing customer monitoring and maintain customer relationships. As such, the Company acts in a principal capacity, and therefore, fees are recorded gross on the statement of operations.

The following table presents the disaggregated revenue from contracts with customers reported for the year ended December 31, 2021:

Commission revenue and execution and clearing costs:

Mutual funds	$ 608,733
Variable annuities and life products	287,900
Stock, bonds, and other securities	243,383
Total commission	1,140,016
Selling and distribution fees	10,297,740
Total	$ 11,437,756

The following table presents the opening and closing balances of receivables from contracts with customers:

Commissions receivable as of January 1, 2021	$ 510,321
Commissions receivable as of December 31, 2021	684,036
Change increase	$ 173,715

(c) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash and money market demand accounts with original or remaining maturities of three months or less at the time of purchase.

(d) *Commissions Receivable*

Commissions receivable represent amounts due from the Company's clearing firm and other mutual fund companies for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2021.

(e) *Income Taxes*

The Company is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if the Company was filing a separate federal income tax return. For state income tax purposes, the Company is included in unitary filings with other Horace Mann entities and may receive a tax expense or benefit as the unitary group's income or losses are apportioned amongst the entities. Federal and state income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f) *Intangible Assets*

Other intangible assets (value of distribution acquired or "VODA") associated with the acquisition of the Company represent management's estimate of the present value of future business to be written by the existing distribution channel. VODA is being amortized over 16 years based on the present value of future profits to be received.

Indefinite lived intangible assets (tradename) represent the present value of future savings accruing to the Company by virtue of not having to pay royalties for the use of the trade names, valued using the relief from royalty method. Indefinite-lived intangible assets are not subject to amortization.

Amortizing intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of an amortizing intangible asset is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is not recoverable from undiscounted cash flows, the impairment is measured as the difference between the carrying amount and fair value.

Intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset that is not subject to amortization exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Company has selected October 1, 2021 as the date to perform the annual impairment test.

(g) *Long-Lived Assets*

The Company assesses long-lived assets for impairment in accordance with the provisions of FASB ASC Topic 360, *Property, Plant and Equipment*. Long-lived assets (asset group), such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

(h) *Advertising*

The Company follows the policy of charging the costs of advertising to expense as incurred. The advertising expense was $7,500 for the year ended December 31, 2021 and is included in other expenses in the statement of operations.

(i) *Fair Value Measurements*

FASB ASC 820-10, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical securities.
- Level 2 – Other significant observable inputs other than quoted prices in active markets (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a description of the valuation methodologies used for investments measured at fair value, based on the statement of financial condition classification.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those investments. A summary of the inputs used to value the Company's investment positions as of December 31, 2021 were as follows:

- Money market funds – Based on quoted market prices in active markets.

(j) *Business Concentrations*

The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation. Since these are high quality financial institutions, management does not believe that Company is exposed to any significant credit risk on its cash balances.

(k) *The Allowance for Credit Losses*

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entitles use to account for debt instruments. Furthermore, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Company applied the modified retrospective method of adoption which did not result in any adjustments to stockholder's equity at the effective date. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and due from clearing broker), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

(3) **Fair Value of Investments**

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2021:

	Level 1	Level 2	Level 3
Money market funds (included in cash and cash equivalents)	$ 841,128	$ -	$ -

There were no transfer of assets between Level 2 and Level 3 during the year ended December 31, 2021.

(4) Notes Receivable

In March 2019, the Company entered an agreement to loan a registered representative $80,000. The note bears an interest rate of 2.63%. The Company agreed to forgive one-third of the loan balance when the representative achieved each of three revenue milestones. In 2021, the representative achieved the last revenue milestone and, accordingly, the Company forgave the remaining $26,667 of principal and accrued interest of $1,665 and recorded them as compensation. Therefore, the loan balance was $-0- as of December 31, 2021.

In January 2020, the Company entered an agreement to loan a second registered representative $20,000. The loan was increased by $5,000 in July 2020. The note bears an interest rate of 2.63%. The Company agreed to forgive the loan balance when the representative achieved certain revenue milestones. All milestones were achieved in 2021 and, accordingly, the Company forgave the loan balance of $25,000 and recorded it as compensation. Therefore, the loan balance was $-0- as of December 31, 2021.

(5) Intangible Assets

On January 2, 2019, 100 percent of the Company's stock was acquired by Horace Mann Educators Corporation from BCG. The Company elected ASU 2014-17, *Business Combinations (Topic 805): Pushdown Accounting*, and recognized tradename and VODA assets as a result of the purchase accounting. The gross carrying amount and accumulated amortization of VODA were $1,394,289 and $830,000, respectively, at December 31, 2021. The Company recognized amortization expense of $77,869 for the year ended December 31, 2021.

Estimated amortization expense for each of the next five years is as follows:

2022	$	44,467
2023		45,093
2024		45,928
2025		46,763
2026		46,763

The Company conducts intangible asset impairment testing at least annually, or more often if events, changes or circumstances indicate that the carrying amounts may not be recoverable.

At October 1, 2021, the Company performed a quantitative impairment assessment. Based on the results of the analysis, management concluded intangible assets were not impaired. Management performed an assessment of qualitative factors through December 31, 2021. There were no events or changes in circumstances indicating that the asset might be impaired.

(6) Transactions with Related Parties

The Company has common management with the Parent and receives administrative services from other subsidiaries of the Parent, and is a party to several intercompany service agreements, including the one with Horace Mann Service Corporation (HMSC). The Company also pays commission to its registered representatives, who are on salary basis, via HMSC, an employer service affiliate of the Company. The Company paid $2,498,146 for the management, administrative and professional services, and commission expenses in 2021. Of this total, $1,357,920 is included in compensation and benefits expenses, $314,660 in clearing firm expenses, $22,619 in travel and entertainment expenses, $2,332 in subscription and training, $187,817 in facility and related costs, $275,699 in communications and IT expenses, $165,764 in professional fees, $101,592 in regulatory fees, and $69,743 in other expenses on the statement of operations. Intercompany balances are settled monthly. At December 31, 2021, the Company had a net payable of $139,773 to this related party.

(7)   Income Taxes

The Company received income tax of $79,818 from the Parent in 2021.

Income tax asset:

Current tax receivable	$ 73,928
Current state tax liability	(6,670)
Deferred tax asset	1,643,668
Deferred state tax liability	-
Net income tax asset	$ 1,710,926

The "temporary differences" that gave rise to the deferred tax balances at December 31, 2021 were as follows:

Deferred tax assets:

Goodwill and intangibles amortization	$ 1,613,262
Pension and employee benefits	31,682
Non-deductible accruals	3,319
Total gross deferred tax assets	1,648,263
Deferred tax liabilities:	
Fixed assets	4,595
Total gross deferred tax liabilities	4,595
Net deferred tax asset	$ 1,643,668

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2021, the Company had no available carryforwards or credits.

The components of the income tax expense (benefit) for 2021 were as follows:

Current	$ (85,272)
Deferred	164,515
Total income tax expense	$ 79,243

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 21% to income before income taxes as follows:

Expected federal tax on income	$ 73,203
Add tax effects of:	
Allocated non-deductible expenses	12,817
Stock compensation	(7,580)
State tax expense (net)	2,810
Other	(2,007)
Total income tax expense	$ 79,243

The Company's federal income tax returns for years prior to 2018 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2021, the Company has recorded $0 in liabilities for tax related interest and penalties on its statement of financial condition.

(8) Employee Pension and Postretirement Benefits

All of the Company's personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to the Company for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two qualified and three non-qualified retirement plans.

Substantially all employees participate in the Horace Mann 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company's contribution vests after 5 years of service. Expense allocated by HMSC to the Company in 2021 for the plans total $63,186, and is located in compensation and benefits expenses on the statement of operations.

(9) Net Capital Requirement

The Company, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2021 the Company's net capital was $1,656,908, which was $1,603,080 in excess of minimum requirement of $53,828. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

(10) Concentration of Credit Risk

Concentration of credit risk with respect to commissions receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic regions. As of December 31, 2021, the Company had no significant concentration of credit risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(11) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of financial condition or statement of operations.

(12) Subsequent Events

The Company evaluated its December 31, 2021 financial statements for subsequent events through February 28, 2022, the date on which that the financial statements available to be issued. The Company is not aware of any material subsequent events which would require recognition or disclosure in the financial statements.

Schedule I
BCG SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Total Stockholder's equity	$	4,905,848
Less nonallowable assets		
Commissions receivable		126,256
Dividend receivable		10
Current tax receivable		73,928
Indefinite lived intangible assets		823,966
Other intangible assets, net		564,289
Deferred tax asset		1,643,668
Total deductions		3,232,117
Haircut on securities - Money Market Funds		(16,823)
Net capital	$	1,656,908
Aggregate indebtedness - total liabilities	$	807,421
Required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	53,828
Excess net capital	$	1,603,080
Ratio of aggregate indebtedness to net capital		0.49 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm

BCG SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of
BCG Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) BCG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BCG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) BCG Securities, Inc. stated that BCG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. BCG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

Livingston, New Jersey
February 28, 2022

BCG SECURITIES, INC.

Rule 15c3-3 Exemption Report
For the Year Ended December 31, 2021

BCG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provisions and is in compliance in all aspects of business, including business with our clearing broker and direct business with companies outside of our clearing broker, in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2021, without exception.

BCG Securities, Inc.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Financial and Operations Principal

February 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-12680

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BCG Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Haddonfield Road, Suite 210
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly A. Johnson	(217) 788-8538	kimberly.johnson@horacemann.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 W Mt Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

November 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BCG Securities, Inc., as of February 28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE S. MURPHY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Jun 12, 2024

Signature: Kimberly A. Johnson

Title: Financial & Operations Principal

Katherine S. Murphy
Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A copy of the SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BCG SECURITIES, INC.

SIPC Assessment Reconciliation

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder and the Board of Directors of
BCG Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of BCG Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Livingston, New Jersey
February 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BCG Securities Inc
51 Haddonfield Rd, Suite 210
Cherry Hill, NJ 08002-4801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kimberly A Johnson, (217) 788-8538

2. A.	General Assessment (item 2e from page 2)	$7,818
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/26/2021 (Date Paid)	(3,730)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,088
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$4,088

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $4,088

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BCG Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1 day of February, 20 22.

SVP & Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	Amounts for the fiscal period beginning 1/1/2021 and ending 12/31/2021
Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,743,670

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 7,217,091

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 314,660

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $

Enter the greater of line (i) or (ii)

(Deductions in excess of $100,000 require documentation)

Total deductions

2d. SIPC Net Operating Revenues | $ 5,211,919

2e. General Assessment @ .0015 | $ 7,818
(to page 1, line 2.A.)

7,531,751

2